                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. _______ )*


                              Swift Energy Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    870738101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

             December 31, 1999 - Filing pursuant to Rule 13d-1(b)(2)
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  870738101

-------------------------------------------------------------------------------------------------------------------
   1.      NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Boston Partners Asset Management, L.P.
-------------------------------------------------------------------------------------------------------------------

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                                           (a)   [ ]
                                                                                           (b)   [ ]
   2.      Not applicable
-------------------------------------------------------------------------------------------------------------------
   3.      SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------

   4.      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------------------------------------------

         NUMBER OF             5.     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                   -0- shares
         OWNED BY            --------------------------------------------------------------------------------------
           EACH                6.     SHARED VOTING POWER
         REPORTING
          PERSON                      1,329,300 shares
           WITH:             --------------------------------------------------------------------------------------
                               7.     SOLE DISPOSITIVE POWER

                                      -0- shares
                             --------------------------------------------------------------------------------------
                               8.     SHARED DISPOSITIVE POWER

                                      1,329,300 shares
-------------------------------------------------------------------------------------------------------------------

   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,329,300 shares
-------------------------------------------------------------------------------------------------------------------

   10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

           Not applicable
-------------------------------------------------------------------------------------------------------------------
   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.1%
-------------------------------------------------------------------------------------------------------------------
   12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IA
-------------------------------------------------------------------------------------------------------------------

CUSIP NO.  870738101

-------------------------------------------------------------------------------------------------------------------
   1.      NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Boston Partners, Inc.
-------------------------------------------------------------------------------------------------------------------

   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                                           (a)   [ ]
                                                                                           (b)   [ ]
           Not applicable
-------------------------------------------------------------------------------------------------------------------
   3.      SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------

   4.      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------------------------------------------

          NUMBER OF             5.    SOLE VOTING POWER
           SHARES
        BENEFICIALLY                  -0- shares
          OWNED BY             ------------------------------------------------------------------------------------
            EACH                6.    SHARED VOTING POWER
          REPORTING
           PERSON                     1,329,300 shares
            WITH:              ------------------------------------------------------------------------------------
                                7.    SOLE DISPOSITIVE POWER

                                      -0- shares
                               ------------------------------------------------------------------------------------
                                8.    SHARED DISPOSITIVE POWER

                                      1,329,300 shares
-------------------------------------------------------------------------------------------------------------------

   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,329,300 shares
-------------------------------------------------------------------------------------------------------------------

   10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

           Not applicable
-------------------------------------------------------------------------------------------------------------------
   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.1%
-------------------------------------------------------------------------------------------------------------------
   12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
-------------------------------------------------------------------------------------------------------------------

CUSIP NO.  870738101

-------------------------------------------------------------------------------------------------------------
   1.      NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Desmond John Heathwood
-------------------------------------------------------------------------------------------------------------

   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                                           (a)   [ ]
                                                                                           (b)   [ ]

           Not applicable
-------------------------------------------------------------------------------------------------------------
   3.      SEC USE ONLY


-------------------------------------------------------------------------------------------------------------

   4.      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------------------------------------------------------------------------------------------------

         NUMBER OF             5.     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                   -0- shares
         OWNED BY            --------------------------------------------------------------------------------
           EACH                6.     SHARED VOTING POWER
         REPORTING
          PERSON                      1,329,300 shares
           WITH:             --------------------------------------------------------------------------------
                               7.     SOLE DISPOSITIVE POWER

                                      -0- shares
                             --------------------------------------------------------------------------------
                               8.     SHARED DISPOSITIVE POWER

                                      1,329,300 shares
-------------------------------------------------------------------------------------------------------------

   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,329,300 shares
-------------------------------------------------------------------------------------------------------------

   10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

           Not applicable
-------------------------------------------------------------------------------------------------------------
   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.1%
-------------------------------------------------------------------------------------------------------------
   12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
-------------------------------------------------------------------------------------------------------------

Item 1.           (a)      Name of Issuer:
                           --------------
                           Swift Energy Company (the "Issuer")

                  (b)      Address of Issuer's Principal Executive Offices:
                           -----------------------------------------------
                           16825 Northchase Drive, Suite 400, Houston, Texas, 77060

Item 2.           (a)      Names of Persons Filing:
                           -----------------------
                           Boston Partners Asset Management, L.P. ("BPAM"), Boston Partners, Inc. ("Boston Partners"),
                           and Desmond John Heathwood.  BPAM, Boston Partners, and Mr. Heathwood are sometimes referred to collectively herein as the "Reporting Persons."

                  (b)      Address of Principal Business Office or, if None, Residence:
                           ------------------------------------------------- ---------
                           The address of the principal business office of BPAM,
                           Boston Partners, and Mr. Heathwood is 28 State
                           Street, 20th Floor, Boston, MA 02109.

                  (c)      Citizenship:
                           -----------
                           BPAM is a Delaware limited partnership.  Boston Partners is a Delaware corporation.  Mr.
                           Heathwood is a United States citizen.

                  (d)      Title of Class of Securities:
                           ----------------------------
                           Common Stock, $.01 par value ("Common Stock").

                  (e)      CUSIP Number:  870738101
                           ------------

Item 3.           If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether
                  --------------------------------------------------------------------------------------------------
                  the person filing is a:
                  -----------------------

                  (a)      [ ]      Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
                  (b)      [ ]      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
                  (c)      [ ]      Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
                                    78c).
                  (d)      [ ]      Investment company registered under section 8 of the Investment
                                    Company Act of 1940 (15 U.S.C. 80a-8).
                  (e)      |X|      An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
                  (f)      [ ]      An employee benefit plan or endowment fund in accordance with
                                    Section 240.13d-1(b)(1)(ii)(F).
                  (g)      [ ]      A parent holding company or control person in accordance with
                                    Section 240.13d-1(b)(1)(ii)(G).
                  (h)      [ ]      A savings association as defined in section 3(b) of the Federal Deposit
                                    Insurance Act (12 U.S.C. 1813).
                  (i)      [ ]      A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
                                    (15 U.S.C. 80a-3).
                  (j)      [ ]      Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a) Amount beneficially owned: Each of the Reporting Persons may be deemed to own beneficially 1,329,300 shares of Common Stock at December 31, 1999. BPAM owns of record 1,329,300 shares of Common Stock. As sole general partner of BPAM, Boston Partners may be deemed to own beneficially all of the shares of Common Stock that BPAM may be deemed to own beneficially. As principal stockholder of Boston Partners, Mr. Heathwood may be deemed to own beneficially all of the Common Stock that Boston Partners may be deemed to own beneficially. Therefore, each of the Reporting Persons may be deemed to own beneficially 1,329,300 shares of Common Stock of the Issuer.

                  (b)   Percentage of class: 6.1% for all Reporting Persons.

                  (c)   Number of shares as to which the person has:

                        (i) Sole power to vote or to direct the vote: 0 shares for all Reporting Persons.

                        (ii)  Shared power to vote or to direct the vote:
                              1,329,300 shares for all Reporting Persons.

                        (iii) Sole power to dispose or to direct the disposition
                              of: 0 shares for all Reporting Persons.

                        (iv) Shared power to dispose or to direct the disposition of: 1,329,300 shares for all Reporting Persons.

                  Instruction. For computations regarding securities which represent a right to acquire an underlying security see
                  Section 240.13d-3(d)(1).

                  Pursuant to Rule 13d-4, each of Boston Partners and Mr. Heathwood expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer.

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                  Instruction: Dissolution of a group requires a response to this item.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                  BPAM holds all of the above 1,329,300 shares under management for its clients, who have the right to direct the receipt of dividends, to receive dividends from such shares and to receive the proceeds from the sale of such shares. None of these clients holds more than five percent of the Common Stock of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

                  Not applicable. BPAM, Boston Partners and Mr. Heathwood expressly disclaim membership in a "group" as defined in Rule 13d-5(b)(1).

Item 9.           Notice of Dissolution of Group.

                  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                  Not applicable.

Item 10.          Certification.

                  By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1 hereto.

Dated:   February 7, 2000


BOSTON PARTNERS ASSET MANAGEMENT, L.P.

By:      Boston Partners, Inc.,
         its general partner


         By:      /s/ Mary Ann Iudice
                  -------------------
                  William J. Kelly
                  Treasurer and Senior Vice President
                  by:      Mary Ann Iudice
                           Attorney-in-Fact*


BOSTON PARTNERS, INC.


         By:      /s/ Mary Ann Iudice
                  -------------------
                  William J. Kelly
                  Treasurer and Senior Vice President
                  by:      Mary Ann Iudice
                           Attorney-in-Fact*


/s/ Mary Ann Iudice
-------------------
Desmond John Heathwood
by:      Mary Ann Iudice
         Attorney-in-Fact**







* Signed pursuant to a Power of Attorney executed by William J. Kelly, a copy of which is filed herewith.

**    Signed pursuant to a Power of Attorney executed by Desmond John Heathwood, a copy of which is filed herewith.

                                                                       Exhibit 1

                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Swift Energy Company.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         EXECUTED this 7th day of February, 2000.


BOSTON PARTNERS ASSET MANAGEMENT, L.P.


By:      Boston Partners, Inc.
         its general partner

         By:      /s/ Mary Ann Iudice
                  -------------------
                  William J. Kelly
                  Treasurer and Senior Vice President
                  by:      Mary Ann Iudice
                           Attorney-in-Fact*


BOSTON PARTNERS, INC.

         By:      /s/ Mary Ann Iudice
                  -------------------
                  William J. Kelly
                  Treasurer and Senior Vice President
                  by:      Mary Ann Iudice
                           Attorney-in-Fact*


/s/ Mary Ann Iudice
-------------------
Desmond John Heathwood
by:      Mary Ann Iudice
         Attorney-in-Fact**



* Signed pursuant to a Power of Attorney executed by William J. Kelly, a copy of which is filed herewith.

**    Signed pursuant to a Power of Attorney executed by Desmond John Heathwood, a copy of which is filed herewith.